FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2014

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

BLOCK LISTING APPLICATION

A block listing application has been made for 10,000,000 Ordinary Shares of $0.25 each in AstraZeneca PLC (the "Company") to be admitted to the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange.

Admission is expected to become effective on 20 January 2014.

The shares will be issued fully paid and will rank pari passu in all respects with the existing ordinary shares of the Company and will be issued pursuant to the following employee share plans:

AstraZeneca Share Option Plan
AstraZeneca Savings-Related Share Option Plan
AstraZeneca All-Employee Share Plan
AstraZeneca PLC 2012 Savings-Related Share Option Scheme

A C N Kemp
Company Secretary
17 January 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 17 January 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary